

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2011

Mr. Shaoping Lu, Chief Executive Officer
Fifth Season International, Inc.
C-22, Shimao Plaza, 9 Fuhong Lu
Futian District, Shenzhen 518033
People's Republic of China

> Re: **Fifth Season International, Inc.**
> **Form 8-K**
> **Filed April 6, 2011**
> **File No. 000-53141**

Dear Mr. Shaoping Lu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K, filed April 6, 2011

General

1. Please revise to provide material disclosure consistent with Guide 5 and Items 13 and 14 of Form S-11. For example, please provide disclosure of conflicts of interest and prior performance consistent with Guide 5.

2. It appears that the fiscal year end of Fifth Season International, Inc. (formally Dynasty Energy Resources, Inc.) is June 30 and the fiscal year end of The Fifth Season (Hong Kong) International Group Limited is December 31. Considering the reverse acquisition that was completed on March 31, 2011, please clarify the fiscal year end of the reporting

company on a going forward basis and provide disclosure required by Item 5.03 of Form 8-K, as necessary.

3. Please provide pro forma financial statements as required under Rule 8-05 of Regulation S-X, giving effect to the reverse merger between Fifth Season International, Inc. (formally Dynasty Resources, Inc.) and Fifth Season International Group Limited (Hong Kong). If you believe pro forma financial information is not required to be presented, please provide us with the basis for your position.

4. Please amend your Form 8-K to include updated audited financial statements. Please refer to Exchange Act Rules 13a-1 and 13a-13.

Business Overview, page 4

5. Please revise "Our Corporate History and Background" on page 4 to clarify which individuals founded or acquired your operating entities, and if acquired, from whom. Please distinguish between the commodities operations, which you state on page four account for approximately 97% of your revenues, and your other operations. In this regard, it appears that some operations were acquired in June 2009 as referenced in the last paragraphs on page F-18.

6. Please revise and expand the discussion on page 12 to clarify the regulations relating to foreign ownership of your specific types of operations. Currently your disclosure indicates that some PRC regulations exist, but it is unclear which regulations apply to you or whether your operations fit within the "encouraged," "permitted" or other categories. Please advise if you received an opinion of counsel regarding your disclosures of the Foreign Currency Administration Rules, SAFE, the EIT Law referenced on page 22, and so forth.

7. We note you are engaged in the "investment, management, assignment, and leasing of commercial properties, and in the operation of department stores in China." Please revise to describe your business in greater detail as it applies to each of the aforementioned activities. In this regard, please clearly explain how you incur expenses and generate revenues. For example, it is unclear if all of your commercial leases are with a large number of department stores and other end-users or if you lease to real estate intermediaries. Your revised disclosure should also discuss the process you undertake, and the associated costs, in order to "physically revamp" the properties prior to leasing, as disclosed on page eight. Additionally, it is unclear what approximate percentage of your properties are owned or leased by you, and you do not explain what "land use rights" or "property ownership certificates" are. With respect to the commodity business, it is unclear if the majority of your operations relate to one or a few specific commodities, and the nature of the purchases and sales is unclear. Please disclose the material terms of

the related agreements and summarize and identify the market for the purchase and sale of the commodities, such as any commodities exchange that you use.

8. We note your disclosure on page 7 that you expect China's commercial real estate market to grow and that the growth will expand to China's Tier 2 and Tier 3 cities. We also note your disclosure on the same page regarding Chinese companies having "cheap labor costs and almost endless resources at their disposal." Please revise to provide the bases for your statements.

9. We note that you own the "trademarks" for "The Fifth Season General Merchandise" and that the "trademark" is used as a marketing tool. Please revise this section to clarify how many trademarks you own for "The Fifth Season General Merchandise," what the other intellectual property you reference is and disclose the duration of each. See Item 101(h)(4)(vii) of Regulation S-K.

10. Please revise to clarify whether the company's 334 full time employees are also the company's only employees. See Item 101(h)(4)(xii) of Regulation S-K.

11. Please revise to include the company website, if applicable, and the website from which online sales are made.

12. Revise to disclose the material terms of the sales contracts with Hangzhou Hengding Plastic and Wood Tools, Co., Ltd., Zhejiang Jinghua Industry Co., Ltd. and Shanghai Senghong Metal Co., Ltd. Please confirm that all material contracts have been filed pursuant to Item 601(b)(10) of Regulation S-K. In this regard, we note that sales to the aforementioned customers account for 82 % of revenue from the commodities segment of your business during 2010.

13. We note from page nine that you find new customers through third party referrals and public relations campaigns for the wholesale commodities segment of your business. Revise to discuss this process in greater detail to the extent material. Include in your discussion who the third parties are generally and describe the public relations campaigns.

Risk Factors, page 14

14. We note the reference on page 15 to an increase of the PBC's benchmark lending rate to 5.94%. Please revise here or where appropriate to quantify your approximate lending rate.

15. We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and

assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions:

How do you maintain your books and records and prepare your financial statements?

- If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

- If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

What is the background of the people involved in your financial reporting?

- We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:
  a) what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
  b) what relevant education and ongoing training he or she has had relating to U.S. GAAP;
  c) the nature of his or her contractual or other relationship to you;
  d) whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
  e) about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

- If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:
  a) the name and address of the accounting firm or organization;
  b) the qualifications of their employees who perform the services for your company;
  c) how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
  d) how many hours they spent last year performing these services for you; and

      e) the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

- If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:
  - a) why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
  - b) how many hours they spent last year performing these services for you; and
  - c) the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Do you have an audit committee financial expert?

- If you do not identify an audit committee financial expert in your filings, please describe the extent of the audit committee's U.S. GAAP knowledge. If you do not have a separately created audit committee, please describe the extent of the Board of Directors' knowledge of U.S. GAAP and internal control over financial reporting.

"*Some of our PRC Subsidiaries fail to make capital contributions . . .*" page 18

16. We note that several of your subsidiaries are not in compliance with PRC laws and regulations. Please revise here or where appropriate to clarify the potential consequences in the event licenses are revoked. In addition, address how the company plans to bring its various subsidiaries into compliance with PRC laws and regulations.

17. We note the second paragraph of this risk factor. Please revise here or where appropriate to identify the "certain properties" and clarify the meaning of "acquire" in light of the statement that the properties are state-owned

"*We do not have an Internet Content Provider . . .*" page 18

18. We note the company's subsidiary charged with running the online business is not authorized to do so and thus, the company may be subjected to fines or may be ordered to stop its business operation. Please revise where appropriate to quantify The Fifth Season (Zhejiang) Technology Co., Ltd.'s revenues, address the effect being fined or ordered to stop business operations would have on the company, from what source of funds the company would pay a fine, if assessed, and address how long the company anticipates the

ICP license filing/approval process will take. Please provide similar relevant disclosure regarding the company's social security contribution arrears, as disclosed on page 19.

Management's Discussion and Analysis, page 25

19. Please revise the analysis of your operating results for each period to describe and quantify underlying material activities that generated income statement variances between periods. For example, provide additional detail explaining the change in revenues related to the increase in the number of commodities sold compared to changes in commodity pricing. Your revised disclosure should also provide additional detail explaining the relationship between your financial statement line items such as the variances in costs of goods sold and gross profit as a percentage of revenues. Please ensure to separately quantify the effect of each causal factor you cite as an underlying reason for material changes in your financial statement amounts.

20. Please revise your disclosures to include a more detailed analysis of the components of your statements of cash flows (i.e., operating, investing, and financing activities) that explains the significant year-to-year variations in the line items and the resulting impact on your capital position in each period for which financial statements are provided. Please refer to the SEC's Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations [Release No. 33-8350, <http://www.sec.gov/rules/interp/33-8350.htm>] as it relates to liquidity and capital resources.

21. We note the reference to a 713% growth rate on page 25. Please revise to address the context and nature of these revenues in light of the restructurings and acquisitions.

22. Please provide the basis for the statements made under the *Growth in the Chinese Economy* section on page 26.

23. We note the statement on page 29 that you have financed your operations primarily through cash flows from operations, "augmented by short-term bank borrowings and equity contributions." Please revise Liquidity and Capital Resources to identify your internal and external sources of liquidity in quantified terms. In this regard, we note the negative $7 million cash provided by operations. Also, please clarify any material commitments for capital expenditures as of the end of the latest fiscal period.

24. Where you discuss how you fund your operations, please revise to address the material terms and conditions of material loan and financing arrangements.

25. Please revise to address restrictions on the transfer and use of funds. See Instruction 6 to Item 303(a). We note, for example, discussion of a reserve fund on page 12 and the statement on page F-23 that there were "no unrestricted retained earnings" from your subsidiaries.

26. Please expand and clarify your statement on page 29 that, "[b]ased on [your] anticipated ability, we will obtain continued entrust financing and stockholder's loan[s] to finance our continued operations." Please clarify from whom you intend to secure financing and approximately how much funding is required to sustain your operations as disclosed for a twelve month period.

Financing Activities

Loan Commitments, page 30

27. It appears that your total loan commitments as of December 31, 2010 of $61.8 million disclosed here is inconsistent with the disclosure in Note 17 on page F-31 which states that the $45.5 million loan was obtained in January 2011 and the $4.2 million loan was obtained in March 2011. Please clarify or revise.

28. Considering (i) your cash balance of $228,763 at December 31, 2010, (ii) you have approximately $57.5 million of short-term loans due within the next 12 months, (iii) your payment of $16.4 million by the end of 2011 to Shanghai Shuangou Property Co., Ltd and (iv) you have no credit facilities, please revise to disclose in detail how you plan to fund your operations for the next 12 months and disclose the ramifications to your business if such plans are not realized.

29. In connection with the comment above, we note you loan to related parties and this amount has increased from approximately $101,000 at December 31, 2009 to $2.1 million at December 31, 2010. Please revise to clarify how you evaluate the issuance of such loans to related companies in the context of your liquidity position.

30. Please revise your table on page 30 to identify the parties to the various lending agreements.

31. We note the tables on pages 32, 33 and 39. Please revise to provide narrative disclosure that summarizes the nature and significance of the properties to your business. It is unclear, for example, (1) what is meant by "room" and "shop," (2) if you are currently renting or leasing all of these properties, or (3) whether the tables itemize all of your commercial leasing business or a representative portion.

32. Consider providing a map or similar graphical disclosure to disclose the location of your businesses and properties.

Directors and Executive Officers, Promoters and Control Persons, page 41

33. Please provide the business experience for Mr. Lianmo Wu from 2003 to 2007. Also, clarify his term as general manager of Shandong Fuk Foods Co., Ltd. See Item 401(e) of Regulation S-K.

34. We note that several officers hold management positions at entities other than the company. Please quantify the number of hours per week each officer devotes to the company.

35. Please revise page 44 to identify the "main corporate shareholder."

Executive Compensation, page 43

36. Please revise to include the footnote two intended disclosure on page 43.

37. We note your statement on page 43 that no "other" executive officer received total annual compensation in excess of $100,000, and the statement on page 44 indicating that officers received no compensation, "[o]ther than the salary and necessary social benefits required by the government." We further note that your summary compensation table illustrates that no officer received compensation at all for fiscal year end 2010. Please revise to reconcile your disclosure.

38. Please revise to disclose the material terms of the employment agreements for Messrs. Shaoping Lu and Xing and Ms. Zhumin Zhang. For instance, disclose the criterion pertaining to each executive officer's eligibility to receive a bonus and describe the social benefits defined in the employment agreements. See Item 402(n) of Regulation S-K.

39. In addition, revise to provide comprehensive disclosure regarding the state pension scheme pursuant to which each executive officer receives retirement benefits.

Certain Relationships and Related Transactions, and Director Independence, page 44

40. Please revise to provide the basis on which Belmont Partners and other persons are related persons. Also, revise to disclose the material terms of the arrangements and

explain their nature by expanding on "purchase," "sales" and "tenant improvement projects." See Item 404(d) of Regulation S-K.

41. Please provide the disclosure required by Item 404(d)(2) of Regulation S-K or advise.

42. We note various related party loans, either to the company or by the company, throughout your filing. We further note loans and a related party guarantee disclosed in Notes 13 and 14 to your financial statements. Revise your filing to provide complete disclosure under Item 404 pertaining to all transactions with related persons.

43. In this regard, as other non-exclusive examples, it appears that Item 404 disclosure is required for: the December 1, 2010 purchase of TFS GM from your President and CFO referenced on page five, a $4.87 million trade receivable from a related party as of December 31, 2010, as indicated on page F-4, and payment on loans made to companies under common control amounting to $3 million, as referenced on page F-6. Please revise accordingly.

44. We note the statement in the first sentence on page 45. It appears your operations were begun between 2007 and 2009. With a view to disclosure, please advise us of any relationship between officers and directors and the founding of your operations. It is unclear, for example, if any officers or directors acquired ownership from third parties.

Market Price and Dividends on Our Common Equity and Related Stockholder Matters, page 45

45. We note your Item 201(a)(iii) of Regulation S-K disclosure and that such disclosure is substantively made beginning with first quarter, 2011. We further note that such disclosure was made for the fiscal years ended June 30, 2009 and June 30, 2010 in the company's Form 10-K, filed with the Commission on September 23, 2010, as amended on October 19, 2010. Please revise to provide complete Item 201(a)(iii) disclosure. In this regard we note that the reverse merger was completed on March 31, 2011.

Recent Sales of Unregistered Securities, page 46

46. We note your disclosure regarding the March 31, 2011 unregistered sale of securities to effect the reverse acquisition. Please revise to locate your disclosure in this section. See Item 701 of Regulation S-K.

Exhibits

47. We note the reference in exhibit 2.1 to the Fifth Season Disclosure Letter. Please revise to provide a list briefly identifying the contents of all omitted schedules, together with an

agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request. We may have further comment.

48. We note that exhibits 10.3 through 10.7 and 10.9 through 10.23 are missing portions of the agreements. Agreements filed pursuant to Item 601 of Regulation S-K must be filed in their entirety. Also, please file the execution version of exhibits 10.2 through 10.24. See Item 601(b)(10) of Regulation S-K.

49. Exhibits 3.2, 10.25 and 10.26 are in improper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

50. Please revise to indicate that your list of subsidiaries is exhibit 21 rather than exhibit 10.27. See Item 601(b)(21) of Regulation S-K.

51. We note that Messrs. Shaoping Lu and Xing and Ms. Zhumin Zhang have executed employment agreements with the company. Please file these agreements as exhibits or advise. See Item 601(b)(10) of Regulation S-K.

Notes to Consolidated Financial Statements

1. Organization and Principal Activities

General, page F-8

52. We note from your disclosure that The Fifth Season (Hong Kong) International Group Limited was incorporated in February 2007 and over the past three years has established or acquired 14 subsidiaries. Please provide us with a detailed discussion to clarify how your current corporate structure came to existence. Please ensure your discussion provides the incorporation date for each entity, the shareholders of each entity, the timing and nature of each transaction, the consideration exchanged and how you accounted for each transaction.

Restructure, page F-9

53. We note your disclosure that pursuant to certain equity agreements made in 2010 you reorganized your structure by completing some acquisitions under common control. For each restructuring transaction, please provide us with a detailed discussion of the relationship between these entities and how common control was established.

2. Summary of Significant Accounting Policies

(k) Long-term investment, page F-12

54. We note from your disclosure on page 5 that in July 2009 you purchased a 90% interest of Shanghai Jiadu and the remaining 10% was acquired by a third party. We note that Shanghai Jiadu was consolidated for the fiscal year ended December 31, 2009, however, it does not appear that the non-controlling interest is separately presented in your financial statements. Please revise or advise. Please refer to the guidance in FASB ASC 810-10-45-15 through 810-10-45-15-21.

(p) Revenue recognition, page F-13

55. Please provide a detailed discussion of your revenue recognition policy for wholesale commodities. Please ensure your discussion addresses whether your contracts are for a set price, are over a period of time and if you take possession of the inventory. Please cite the specific authoritative literature you utilized to support your accounting treatment.

4. Business Combination, page F-18

56. We note your disclosure that in July 2009 you purchased 100% of the equity interest of Shanghai Jiadu that was accounted for under the purchase method of accounting. This appears to be inconsistent with the disclosure on page 5 which states that you purchased a 90% in Shanghai Jiadu and the disclosure on page F-9 which states that you purchased the remaining 10% interest in December 2010 that was accounted for as an acquisition under common control. Please clarify and revise.

Fair Value Determination and Allocation of Consideration Transferred, page F-19

57. We note that you recorded a $10.7 million bargain purchase gain for the acquisition of Zimbo Lomo. Please provide us with a detailed discussion of how you reassessed the assets and liabilities acquired in accordance with FASB ASC 805-30-25-4.

58. Please revise your disclosure to provide a detailed description of the reasons why the company was able to purchase Zimbo Lomo from the seller for such a large discount. Please refer to the guidance in FASB ASC 805-30-50-1(f)(2).

Acquiree's Results of Operations, page F-20

59. It appears the results of operations presented here are as if the acquisition occurred at the beginning of the annual reporting period (January 1, 2010). As such, this represents supplemental pro forma information required by FASB ASC 805-10-50-2(h)(2), not actual results. Please revise to label such information appropriately.

Pro Forma Results, page F-20

60. We note your presentation of the results of operations as if the acquisitions had occurred as of the date these entities were established (i.e., May 2007, September 2008 and December 2009). Please revise your disclosure to present the results of operations for the comparable prior reporting period to the acquisition date as though the acquisition had occurred as of the beginning of the comparable prior annual reporting period. Please refer to the guidance in FASB ASC 805-10-50-2(h)(3).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director